OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 38.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **February 12, 2007**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

Watkins, MN; Vancouver, BC February 12, 2007.- International Barrier Technology Inc. ("Barrier") (IBTGF = OTCBB; IBH = TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to report record January sales revenue and sales volume shipped into the Commercial Modular Industry. Four hundred fifty-five thousand, nine hundred (455,900) sq. ft. of Blazeguard products were shipped into the commercial modular market for the month ending January 31, 2007. This is a 69% increase from the same period in the previous year. Total sales for the month of January were 542,700 sq. ft. Five million, four-hundred eighty-six thousand, three hundred sq. ft. (5,486,300) of Blazeguard products have been shipped year to date, which is an increase of 34% over the 4,095,500 shipped year-to-date ending January 31, 2006.

January sales revenue in the commercial modular industry increased a substantial 74%, as the market remains strong in that industry. Blazeguard sales into the residential roof deck market were impacted by softness in the housing market. While total sales revenue for January is down, year-to-date sales revenue is up 14% to $3,993,323 from $3,506,716 reported last year. During January, sheathing costs, which are a pass through commodity, continued near all-time lows. This kept top-line sales revenue lower than what it could have been had sheathing prices been at or above average historical prices.

"As the inventory of vacant homes continues to fall to sustainable levels, and housing starts begin to recover, Barrier is well positioned to continue to increase sales. Improved market share in existing territories, and expansion into target development markets, such as southern California, Texas, and Arizona, will further fuel growth in sales volume," states Dr. Michael Huddy, President. "Growth in sales volume, when coupled with the efficiencies beginning to be realized with Blazeguard production on the new, high speed production line, will translate into improved earnings as the year progresses".

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

      99.1   Press Release, February 12, 2007


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2007   International Barrier Technologies Inc.
           (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

2



INTERNATIONAL BARRIER TECHNOLOGY INC

News Release
For Immediate Release:
February 12, 2007

International Barrier Technology Announces Sales Revenue Growth of 74% in the Commercial Modular Industry.

Manufacturer of proprietary fire resistant building materials reports record sales revenue and volume for January 2007.

Watkins, MN; Vancouver, BC February 12, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report record January sales revenue and sales volume shipped into the Commercial Modular Industry. Four hundred fifty-five thousand, nine hundred (455,900) sq. ft. of Blazeguard products were shipped into the commercial modular market for the month ending January 31, 2007. This is a 69% increase from the same period in the previous year. Total sales for the month of January were 542,700 sq. ft. Five million, four-hundred eighty-six thousand, three hundred sq. ft. (5,486,300) of Blazeguard products have been shipped year to date, which is an increase of 34% over the 4,095,500 shipped year-to-date ending January 31, 2006.

January sales revenue in the commercial modular industry increased a substantial 74%, as the market remains strong in that industry. Blazeguard sales into the residential roof deck market were impacted by softness in the housing market. While total sales revenue for January is down, year-to-date sales revenue is up 14% to $3,993,323 from $3,506,716 reported last year. During January, sheathing costs, which are a pass through commodity, continued near all-time lows. This kept top-line sales revenue lower than what it could have been had sheathing prices been at or above average historical prices.

"As the inventory of vacant homes continues to fall to sustainable levels, and housing starts begin to recover, Barrier is well positioned to continue to increase sales. Improved market share in existing territories, and expansion into target development markets, such as southern California, Texas, and Arizona, will further fuel growth in sales volume," states Dr. Michael Huddy, President. "Growth in sales volume, when coupled with the efficiencies beginning to be realized with Blazeguard production on the new, high speed production line, will translate into improved earnings as the year progresses."

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com



INTERNATIONAL BARRIER TECHNOLOGY INC.

_____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS
PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

_Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning
of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks,
assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case
actual results may differ materially from such forward-looking statements. The company does not undertake to publicly
update or revise its forward-looking statements even if experience or future changes make it clear that any projected
results (expressed or modified) will not be realized._